UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

EVmo, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value per share

(Title of Class of Securities)

985294107

(CUSIP Number)

Terren S. Peizer

Acuitas Group Holdings, LLC

120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 985294107	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,487,019 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,487,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,487,019 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions): OO

(1)	Please see Item 5(a) herein.

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CUSIP No. 985294107	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,487,019 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,487,019 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,487,019 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions): HC; IN

(1)	Please see Item 5(a) herein.

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CUSIP No. 985294107	Page 4 of 5 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer” and, together with Acuitas, the “Reporting Persons”) on February 4, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on March 2, 2021 and Amendment No. 2 to the Schedule 13D filed on March 8, 2022 (collectively, the “Original Schedule”), relating to the common stock, $0.000001 par value per share (the “Shares”), of EVmo, Inc., a Delaware corporation (the “Company”). Except as specifically amended by this Amendment, items in the Original Schedule are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Schedule.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule is hereby amended and supplemented to include the following paragraph to the end of the item:

On March 9, 2022, the Reporting Persons purchased 1,192,320 Shares, in a series of open market transactions, at prices ranging from $0.38-$0.43 for an aggregate purchase price of $0.42, or $498,631.92. The source of funds used for these transactions was the working capital of Acuitas.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Amendment is incorporated herein by reference. Item 4 of the Original Schedule is hereby amended and supplemented to include the following sentence to the end of the item:

The purchase of 1,192,320 Shares on March 9, 2022 was made solely for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in the cover pages and Item 3 of this Amendment is incorporated herein by reference. Item 5 of the Original Schedule is deleted in its entirety and replaced with the following:

(a) Each of the Reporting Persons may be deemed to have beneficial ownership of 12,487,019 Shares, which Shares are held directly by Acuitas and represent approximately 18.8% of the Shares, based on 66,321,667 Shares issued and outstanding as of the date of this Amendment, which is the sum of (i) 35,769,524 Shares issued and outstanding as of January 3, 2022, as disclosed in the prospectus filed by the Company with the Securities & Exchange Commission on January 5, 2022 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Prospectus”), (ii) 27,400,000 Shares issued by the Company in a firm commitment public offering pursuant to that certain underwriting agreement dated January 3, 2022 by and between the Company and EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters named on Schedule I attached thereto, as described in the Prospectus, and (iii) 3,152,143 Shares issued by the Company to the holder of 230,375 shares of Series B convertible preferred stock, par value $0.000001 per share (the “Preferred Stock”), as the result of a partial conversion thereof, effective as of January 20, 2022, made pursuant to the terms of Section 5(h) of the Certificate of Designations, Preferences and Rights of the Preferred Stock dated July 8, 2021.

(b) Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all 12,487,019 Shares.

(c) Except as described in Item 3 of this Amendment, the Reporting Persons had no transactions in the Shares during the sixty (60) days preceding the date of filing of this Amendment.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

(e) Not applicable.

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CUSIP No. 985294107	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 10, 2022

ACUITAS GROUP HOLDINGS, LLC

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer

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